As filed with the Securities and Exchange Commission on December 21, 2006
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

WASTE SERVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware	01-0780204
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1122 International Blvd., Suite 601
Burlington, Ontario, Canada L7L 6Z8
(905) 319-1237
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ivan R. Cairns
Executive Vice President, General Counsel and Secretary
1122 International Blvd., Suite 601
Burlington, Ontario, Canada L7L 6Z8
(905) 319-1237
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Rick L. Burdick
Akin Gump Strauss Hauer & Feld LLP
Robert S. Strauss Building
1333 New Hampshire Avenue, N.W.
Washington, D.C. 20036-1564
(202) 887-4000

     Approximate date of commencement of proposed sale to the public: As soon as practicable on or after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price Per	Aggregate	Amount of
Securities to be Registered	Registered	Share(1)	Offering Price	Registration Fee
Common Stock, par value $0.01 per share	16,616,547	$9.91	$164,669,980	$17,620.00

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. The fee is based on the average of the high and low reported sales price per share of common stock as reported in the NASDAQ Global Market on December 15, 2006
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated December 21, 2006
16,616,547 Shares
Common Stock

     The selling stockholders are offering to sell up to 16,616,547 shares of our common stock. This prospectus will be used by the selling stockholders to resell their common stock. We will not receive any of the proceeds from the sale of these shares by the selling stockholders.
     Our common stock is quoted on The NASDAQ Global Market under the symbol “WSII”. On December 20, 2006, the last reported sale price of our common stock on The NASDAQ Global Market was $10.30 per share.
     The selling stockholders may sell their shares from time to time on The NASDAQ Global Market or otherwise, in one or more transactions at fixed prices, at prevailing market prices at the time of sale or at prices negotiated with purchasers. The selling stockholders will be responsible for any commissions or discounts due to brokers or dealers. Any sale of common stock by a selling stockholder must be accompanied by, or follow the delivery of, a prospectus filed with a current registration statement relating to the common stock offered, unless a selling stockholder elects to rely on Rule 144 or another exemption from the registration requirements in a particular transaction. We will pay all of the expenses of registration of the shares covered by this prospectus.
Investing in our common stock involves risk. See “RISK FACTORS” beginning on page 7.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is December 21, 2006

     You should rely only on the information contained in this prospectus, including the information incorporated by reference. We have not authorized anyone to provide you with additional information or information that is different from that contained in this prospectus. You should not assume that the information provided in this prospectus, or any document incorporated by reference, is accurate as of any date other than the date on the cover page of those documents regardless of the time and delivery of this prospectus or of any sale of shares of common stock offered by this prospectus.
     Any statement contained in this prospectus or in a document incorporated by reference in, or deemed to be incorporated by reference in, this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus, or any other subsequently filed document which also is incorporated by reference in, or is deemed to be incorporated by reference in, this prospectus, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     The registration statement we filed with the SEC includes or incorporates by reference exhibits that provide more detail with respect to certain of the matters discussed in this prospectus. Before investing in our securities, you should read carefully this prospectus and the related exhibits filed with the SEC, together with the additional information described in the section of this prospectus entitled “Where You Can Find More Information.”
     i

WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the SEC a registration statement on Form S-3, including exhibits, under the Securities Act relating to our shares of common stock offered by this prospectus. We filed the registration statement, of which this prospectus is a part, using a “shelf” registration process. Under this shelf registration process, the selling stockholders may, from time to time, offer shares of our common stock. Each time to the selling stockholders offer common stock under this prospectus, they are requested to provide to potential investors a copy of the prospectus and, if applicable, a copy of a prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement, together with the information incorporated by reference in this prospectus.
     This prospectus, which constitutes a part of the registration statement, does not contain all of the information found in the registration statement and its exhibits. Certain items are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered by this prospectus, reference is made to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus that summarize any contract, agreements or other documents are not necessarily complete and, in each case, you should refer to the copy of the contract, agreement, or other document filed as an exhibit to the registration statement or incorporated by reference as part of the registration statement.
     We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. The SEC maintains a website that contains annual, quarterly and current reports, proxy statements and other information regarding registrants, including us, that file reports with the SEC electronically. The SEC’s website address is www.sec.gov. You may also read and copy any materials we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The information we file with the SEC and other information about us is also available on our website at www.wasteservicesinc.com. However, the information on our website is not incorporated into this prospectus and you should not consider information contained on the SEC’s website or our website to be part of this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus, the documents we have incorporated by reference and the periodic and other reports we have filed and may file from time to time with the SEC may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Some of these forward-looking statements include forward-looking phrases such as “may,” “will,” “would,” “intends,” “plans,” “predicts,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “foresees,” “should” or “will continue” or similar expressions or the negatives of these terms or other variations of these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions related to, among other things:
•	our anticipated revenues, capital expenditures, future cash flows and financing requirements, and those of companies we acquire;

•	the implementation of our business strategy;

•	the expected effects of our competitive strategies; and

•	the impact of actions taken by our competitors and other third parties, including courts and other governmental authorities.
     These forward-looking statements reflect our current views regarding future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that forward-looking statements may express or imply, including, among others:
•	significant restrictive covenants in our senior secured credit facilities and the indenture governing our 9 1/2% senior subordinated notes due 2014;

•	changes in regulations affecting our business and costs of compliance;

•	revocation of existing permits and licenses, or the refusal to renew or grant new permits and licenses, which are required to enable us to operate our business or implement our growth strategy;

•	our ability to successfully implement our corporate strategy and integrate any acquisitions we undertake;

•	costs and risks associated with litigation;

•	changes in general business and economic conditions, exchange rates and the financial markets and accounting standards or pronouncements; and

•	construction, equipment delivery or permitting delays for our transfer stations or landfills.
     Some of these factors are discussed in more detail in this prospectus, including in the section of this prospectus entitled “Risk Factors,” and in the documents incorporated by reference into this prospectus. If one or more of these risks or uncertainties affects future events and circumstances, or if underlying assumptions do not materialize, actual results may vary materially from those described in this prospectus, and any of the periodic and other reports we have filed or may file from time to time with the SEC as anticipated, believed, estimated or expected, and this could have a material adverse effect on our business, financial condition and results of operations.
     For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You should not place undue reliance on forward-looking statements, which speak only as of the date of this prospectus or the date of any documents incorporated by reference. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this prospectus or referred to in this section. Except as may be required by law, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events, unanticipated events or otherwise.

PROSPECTUS SUMMARY
     This summary highlights certain information contained elsewhere in this prospectus and in documents we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus. Because it is a summary, this discussion does not contain all of the information you should consider before investing in our common stock. You should carefully read the entire prospectus, including “Risk Factors,” and the information incorporated by reference in this prospectus, including our financial statements and related notes thereto, before you decide whether to invest in our common stock. Unless otherwise indicated in this prospectus or the context otherwise requires, all references in this prospectus to “Waste Services,” the “Company,” “us,” “our” or “we” are to Waste Services, Inc., and its direct and indirect subsidiaries on a consolidated basis.
Who We Are
Overview
     We are a multi-regional, integrated solid waste services company, providing collection, transfer, landfill disposal and recycling services for commercial, industrial and residential customers. Our operating strategy is disposal-based, whereby we enter geographic markets with attractive growth or positive competitive characteristics by acquiring and developing landfill disposal capacity, then acquiring and developing waste collection and transfer operations. Our operations are located in the United States and Canada. Our U.S. operations are located in Florida, Texas and Arizona and our Canadian operations are located in Eastern Canada (Ontario) and Western Canada (Alberta, Saskatchewan and British Columbia). Due to a pending sale, our Arizona operations are presented as discontinued operations.
     On June 30, 2006, we completed a one-for-three reverse stock split of our common stock. Except as otherwise indicated in the prospectus, all per share amounts give affect to this reverse stock split.
     This prospectus will be used by the selling stockholders to resell their common stock.
Sources of Revenue
     Our revenue consists primarily of fees charged to customers for solid waste collection, landfill disposal, transfer and recycling services.
     We derive our collection revenue from services provided to commercial, industrial and residential customers. Collection services are generally performed under service agreements or pursuant to contracts with municipalities. We recognize revenue when services are rendered. Amounts billed to customers prior to providing the related services are reflected as deferred revenue and reported as revenue in the periods in which the services are rendered.
     We provide collection services for commercial and industrial customers generally under one to five year service agreements. We determine the fees we charge our customers based on a variety of factors, including collection frequency, level of service, route density, the type, volume and weight of the waste collected, type of equipment and containers furnished, the distance to the disposal or processing facility, the cost of disposal or processing and prices charged by competitors for similar services. Our contracts with commercial and industrial customers typically allow us to pass on increased costs resulting from variable items such as disposal and fuel costs and surcharges. Our ability to pass on cost increases is, however, sometimes limited by the terms of our contracts.
     We provide residential waste collection services through a variety of contractual arrangements, including contracts with municipalities, owners and operators of large residential complexes, mobile home parks and homeowners associations or through subscription arrangements with individual homeowners. Our contracts with municipalities are typically for a term of three to ten years and contain a formula, generally based on a predetermined published price index, for adjustments to fees to cover increases in some, but not all, of our operating costs. Certain of our contracts with municipalities contain renewal provisions. The fees we charge for residential solid waste collection services provided on a subscription basis are based primarily on route density, the frequency and level of service, the distance to the disposal or processing facility, the cost of disposal or processing and prices we charge in the market for similar services.

     We charge our landfill and transfer station customers a tipping fee on a per ton or per cubic yard basis for disposing of their solid waste at our transfer stations and landfills. We generally base our landfill tipping fees on market factors and the type and weight of, or volume of the waste deposited. We generally base our transfer station tipping fees on market factors and the cost of processing the waste deposited at the transfer station, the cost of transporting the waste to a disposal facility and the cost of disposal.
Expense Structure
     Our cost of operations primarily includes tipping fees and related disposal costs, labor and related benefit costs, equipment maintenance, fuel, vehicle, liability and workers’ compensation insurance and landfill capping, closure and post-closure costs. Our strategy is to create vertically integrated operations where possible, using transfer stations to link collection operations with our landfills to increase internalization of our waste volume. Internalization lowers our disposal costs by allowing us to eliminate tipping fees otherwise paid to third party landfill or transfer station operators. We believe that internalization provides us with a competitive advantage by allowing us to be a low cost provider in our markets. We expect that our internalization will gradually increase over time as we develop our network of transfer stations and maximize delivery of collection volumes to our landfill sites.
     In markets where we do not have our own landfills, we seek to secure disposal arrangements with municipalities or private owners of landfills or transfer stations. In these markets, our ability to maintain competitive prices for our collection services is generally dependent upon our ability to secure competitive disposal pricing. If owners of third party disposal sites discontinue our arrangements, we would have to seek alternative disposal sites, which could impact our profitability and cash flow. In addition, if third party disposal sites increase their tipping fees and we are unable to pass these increases on to our collection customers, our profitability and cash flow would be negatively impacted.
     We believe that the age and condition of our vehicle fleet has a significant impact on operating costs, including, but not limited to, repairs and maintenance, insurance and driver training and retention costs. Through capital investment, we seek to maintain an average fleet age of approximately six years. We believe that this enables us to best control our repair and maintenance costs, safety and insurance costs and employee turnover related costs.
     Selling, general and administrative expenses include managerial costs, information systems, sales force, administrative expenses and professional fees.
     Depreciation, depletion and amortization includes depreciation of fixed assets over their estimated useful lives using the straight-line method, depletion of landfill costs, including capping, closure and post-closure obligations using the units-of-consumption method and amortization of intangible assets including customer relationships and contracts and covenants not-to-compete, which are amortized over the expected life of the benefit to be received from such intangibles.
     We capitalize certain third party costs related to pending acquisitions or development projects. These costs remain deferred until we cease to be engaged on a regular and ongoing basis with completion of the proposed acquisition, at which point they are charged to current earnings. In the event that the target is acquired, these costs are incorporated in the cost of the acquired business. We expense indirect and internal costs including executive salaries, overhead and travel costs related to acquisitions as they are incurred.
Recent Developments
     On December 6, 2006 we announced our intention to increase the term loans under our existing senior secured credit facility by $100 million, as well as obtain lender consents for certain other modifications to the credit agreement. Net proceeds from the proposed term loans will be used to fund the acquisitions of Pro Disposal and the SLD Landfill in Florida, as well as to repay outstanding borrowings under the company’s revolving credit facility.
     On November 27, 2006, we announced the execution of definitive agreements to acquire a construction and demolition waste landfill from Southwest Land Developers, Inc. and Pro Disposal, Inc. for $75 million, payable in cash. Both transactions are subject to certain customary closing conditions and are expected to be completed by the end of 2006. We believe that these acquisitions will geographically extend our Florida base and enhance our disposal based strategy.
     On November 8, 2006 we announced the execution of a subscription agreement pursuant to which we will issue common shares, for a price of $9.50 per share, to Westbury (Bermuda) Limited for a total purchase price of $50 million and to Prides Capital Partners, L.L.C. for a total purchase price of $16.5 million. This transaction was completed on December 15, 2006. We used the proceeds of these issuances, together with up to $10 million of available cash or proceeds from the company’s revolving credit facility, to redeem a portion of our outstanding 17.75% Series A Preferred Stock. On November 8, 2006, we also entered into an exchange and redemption agreement with Kelso Investment Associates VI, L.P. and KEP VI, LLC pursuant to which we exchanged common shares, for a price of $9.50 per share and valued at $27.5 million to redeem the balance of the Series A Preferred Stock. This transaction was also completed on December 15, 2006.
     On July 20, 2006, we announced the execution of definitive agreements with Allied Waste Industries, Inc. or Allied Waste whereby we will (i) purchase Allied Waste’s hauling, transfer station and recycling operations in Miami, Florida for $61.0 million with an additional contingent payment of $2.0 million due upon the successful renewal of a certain municipal recycling contract and (ii) sell our Arizona hauling, transfer station and landfill operations to Allied Waste Industries, Inc. for $53.0 million. Accordingly, we have presented the net assets and operations of Arizona as discontinued operations for all periods presented. Revenue from discontinued operations was $26.4 million, $23.7 million, and $1.8 million for the years ended Decemember 31 2005, 2004, and 2003, respectively, and $21.5 million and $19.8 million for the nine months ended September 30, 2006 and 2005, respectively. Pre-tax net income (loss) from discontinued operations was $0.1 million, $(0.6) million, and $(0.2) million for the years ended December 31, 2005, 2004, and 2003, respectively, and $(1.1) million and $0.3 million for the nine months ended September 30, 2006 and 2005, respectively. The decrease in pre-tax net income (loss) from discontinued operations is primarily attributable to retention bonuses granted to employees at our Arizona operations during the third quarter of 2006.
     In June 2006, we completed the acquisition of Sun Country Materials, LLC in Hillsborough County, Florida. The purchase price for Sun Country Materials consisted of $5.0 million in cash and the issuance of 4,013,378 (pre-reverse split) shares of our common stock valued at approximately $12.4 million. Sun Country Materials owns a construction and demolition landfill located in Hillsborough County, Florida, which has recently been issued an expansion permit.
     In May 2006, we completed the acquisition of Liberty Waste, LLC in Tampa, Florida. The purchase price for Liberty Waste consisted of $8.0 million in cash and the issuance of 1,155,116 (pre-reverse split) shares of our common stock valued at approximately $3.6 million. We had previously paid a deposit of $6.0 million in cash and issued 946,372 (pre-reverse split) shares of our common stock valued at approximately $2.9 million. Liberty Waste is a collection operation based in Tampa with two transfer stations, one located in Tampa and the other in Clearwater. The transfer stations are both permitted to accept construction and demolition and Class III waste volumes.
     The Liberty Waste and Sun Country Materials acquisitions will compliment our existing operations in the Tampa market. In addition, with the acquisition of Sun County Materials we will be able to internalize our existing construction and demolition waste volumes and those of Liberty Waste into the acquired landfill.
     In April 2006 we completed the acquisition of a materials recovery facility and solid waste transfer station in Taft, Florida. The purchase price for the facility consisted of $11.3 million in cash and the issuance of 1,269,841 (pre-reverse split) shares of our common stock valued at approximately $3.9 million. In addition, upon the issuance of the final operating permit on June 15, 2006, we paid $1.5 million in cash and delivered an additional 1,269,842 (pre-reverse split) shares of our common stock valued at approximately $3.7 million, of which 769,842 (pre-reverse split) shares were newly issued and 500,000 (pre-reverse split) shares were transferred from treasury. The acquisition of Taft Recycling will allow us greater access to third party waste volumes that can be disposed at our JED Landfill in Osceola County, Florida.
     Our headquarters are located at 1122 International Blvd. Suite 601, Burlington, Ontario, Canada L7L 628. Our telephone number is (905) 319-1237. We maintain a website at www.wsii.ca; however, the information on our website is not part of this prospectus, and you should only rely on the information contained in this prospectus and in the documents incorporated by reference into this prospectus when making a decision whether to invest or not to invest in the common stock.

The Offering

Securities	16,616,547 shares of our common stock.

Use of proceeds	This prospectus will be used by the selling stockholders to sell their common stock. We will not receive any proceeds from the resale of shares of common stock in this offering.

NASDAQ Global Market symbol	“WSII”

Risk factors	You should carefully consider the risks described in the section of this prospectus entitled “Risk Factors” beginning on page 7, and the other information included or incorporated by reference in this prospectus before investing in our common stock.

RISK FACTORS
     Investing in our common stock involves a high degree of risk. Before making an investment in our common stock, you should carefully consider the risks described below and the other information included or incorporated by reference in this prospectus. These are not the only risks that we may face. If any of the events referred to below actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.
Risks Relating to Our Business
We may be unable to obtain or maintain the environmental and other permits, licenses and approvals we need to operate our business, which could adversely affect our earnings and cash flow.
     We are subject to significant and evolving environmental, public health and safety and land use laws and regulations at the federal, state, provincial and local level in the United States and Canada. To own and operate solid waste facilities, including landfills and transfer stations, we must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals. It has become increasingly difficult, costly and time-consuming to obtain required permits and approvals to build, operate and expand solid waste management facilities. The process often takes several years, requires numerous hearings and compliance with zoning, environmental and other requirements and is resisted by citizen, public interest and other groups. The cost of obtaining permits could be prohibitive. We may not be able to obtain and maintain the permits and approvals needed to own, operate or expand our solid waste facilities.
     In some markets in which we operate, permitting requirements may differ between those required of us and those required of our competitors. Our inability to obtain and maintain permits for solid waste facilities may adversely affect our ability to service our customers and compete in these markets, thereby resulting in reduced operating revenue. Moreover, changes in interpretation of laws, regulations and standards, the enactment of additional laws and regulations or the more stringent enforcement of existing laws and regulations could increase the costs associated with our operations, limit the acquisition of new or expanded capacity in landfills, or limit the interstate, interprovincial or international flow of solid waste. Any of these occurrences could reduce our expected earnings and cash flow.
     In Alberta, Canada, regulations require landfills to be re-approved every 10 years, thereby providing the regulator with an opportunity to add potentially more stringent or costly design or operating conditions or closure or post-closure obligations to our permit or to limit the type, quantity or quality of waste that may be accepted, or to increase the financial assurance required to secure closure and post-closure obligations, or prevent the renewal of our permit. Our inability to secure favorable arrangements (through ownership of landfills or otherwise) for the disposal of collected waste would increase our disposal costs and could result in the loss of business to competitors with more favorable disposal options thereby reducing our profitability and cash flow.
     In Ontario, Canada, regulations require prior approval of any expansion of a landfill site. The operating life of our landfill disposal site located in Ottawa, Ontario, Canada is estimated to be until 2011. On November 25, 2005 we announced that we were initiating an environmental assessment process to expand this landfill site by increasing its approved disposal capacity so as to extend its operating life by at least 10 years beyond 2011. There is no assurance that the required approvals will be granted. Further, if these approvals are granted, they may result in the impositions of additional permit conditions that may limit the type, quantity or quality of waste that may be accepted at this site. These approvals may also require us to construct or operate future landfill cells under additional and/or more stringent standards which could result in additional costs being incurred.
     In addition, stringent controls on the design, operation, closure and post-closure care of solid waste facilities could require us to monitor ground and surface water quality, undertake or reserve finances to assure the completion of other investigative or remedial activities, curtail operations, close a facility temporarily or permanently, or modify, supplement or replace equipment or facilities at substantial costs resulting in reduced profitability and cash flow.

Any exposure to environmental liabilities, to the extent not adequately covered by insurance, could result in significant expenses, which would reduce the funds we have available for other purposes, including debt service and reduction and acquisitions.
     We could be held liable for environmental damage at solid waste facilities that we own or operate, including damage to neighboring landowners and residents for contamination of the air, soil, groundwater, surface water and drinking water. Our liability could extend to damage resulting from pre-existing conditions and off-site contamination caused by pollutants or hazardous substances that we or our predecessors arranged to transport, treat or dispose of at other locations. We are also exposed to liability risks from businesses that we acquire because these businesses may have liabilities that we fail or are unable to discover, including noncompliance with environmental laws. Our insurance program may not cover all liabilities associated with environmental cleanup or remediation or compensatory damages, punitive damages, fines, or penalties imposed on us as a result of environmental damage caused by our operations or those of any predecessor. The incurring of liabilities for environmental damages that are not fully covered by insurance could adversely affect our liquidity and could result in significant expenses, which would reduce the funds we have available for other purposes, including debt service and reduction and acquisitions.
     Although we operate landfills for non-hazardous commercial, industrial and municipal solid waste, it is possible that third parties may dispose of hazardous waste at our landfills or that we may unknowingly dispose of hazardous waste at our landfills. If this were to happen, we could become liable for remediation costs under applicable regulations and, although we would have a cause of action against any third party responsible for disposing of the hazardous waste, we may be unable to identify or recover against that person. The presence of hazardous waste at our landfills could also negatively affect future permitting processes with governmental authorities. If we become responsible for remediation costs for hazardous waste or if governmental authorities deny or restrict the scope of our future permits, our profitability and operations may be adversely impacted.
Our indebtedness may make us more vulnerable to unfavorable economic conditions and competitive pressures, limit our ability to borrow additional funds, require us to dedicate or reserve a large portion of cash flow from operations to service debt, and limit our ability to take actions that would increase our revenue and execute our growth strategy.
     As of the date of this prospectus, we had total outstanding debt and capital lease obligations of approximately $323.7 million. Our debt is primarily comprised of: a $60.0 million revolving credit facility due in April 2009 (which is part of our senior secured credit facilities), of which $15.0 million was outstanding, and $22.3 million of which was used to support outstanding letters of credit; a $145.3 million term loan maturing in March 2011; and $160.0 million of 9 1/2% senior subordinated notes due 2014. Our senior secured credit facilities are secured by substantially all of the assets of our U.S. restricted subsidiaries, as well as by a pledge of 65% of the common shares of our first tier foreign subsidiaries, including Waste Services (CA), Inc. Our Canadian operations guarantee and pledge all of their assets only in support of the $15.0 million portion of the revolving credit facility available to them.
     The amount of our indebtedness owed under our senior secured credit facilities and 9 1/2% senior subordinated notes due 2014 may have adverse consequences for us, including making us more vulnerable to unfavorable economic conditions and competitive pressures, limiting our ability to borrow additional funds, requiring us to dedicate or reserve a large portion of cash flow from operations to service debt, limiting our ability to plan for or react to changes in our business and industry and placing us at a disadvantage compared to competitors with less debt in relation to cash flow.
     Our senior secured credit facilities contain covenants and restrictions that could limit the manner in which we conduct our operations and could adversely affect our ability to raise additional capital. Any failure by us to comply with these covenants and restrictions will, unless waived by the lenders, result in an immediate obligation to repay indebtedness. If such events occurred, we would be required to refinance or obtain capital from other sources, including sales of additional debt or equity or the sale of assets, in order to meet our repayment obligations. We may not be successful in obtaining alternative sources of funding to repay these obligations should events of default occur.

In connection with financing acquisitions, we may incur additional indebtedness, or may issue additional shares of our common stock which would dilute the ownership percentage of existing stockholders.
     We intend to finance acquisitions with available cash, borrowings under our senior secured credit facilities, shares of our common stock or a combination of these means. As a result, we may incur additional indebtedness or issue additional shares of our common stock which would dilute the ownership percentage of existing stockholders. Our senior secured credit facilities contain covenants restricting, among other things, the amount of additional indebtedness we may incur. We may offer shares of our common stock as some or all of the consideration for certain acquisitions. Our ability to do so will depend in part on the attractiveness of our common stock. This attractiveness may depend upon the capital appreciation prospects of our common stock compared to the common stock of our competitors. If the market price of our common stock were to decline materially over a prolonged period of time, we may find it difficult to use our common stock as consideration for acquisitions.
Businesses that we acquire may have unknown liabilities and require unforeseen capital expenditures, which would adversely affect our financial results.
     Acquisitions of other waste management businesses involve operational risks and uncertainties and acquired companies may have unforeseen liabilities, exposure to environmental problems, key employee and customer retention problems and other problems that could negatively affect our organization. We may not be able to successfully integrate the operations, management, and services of the entities that we acquire and eliminate redundancies. The integration process may also require significant time and attention from our management that they would otherwise direct at servicing existing business and developing new business.
     We may acquire businesses with liabilities that we fail to discover, including liabilities arising from non-compliance with environmental laws or regulations by prior owners for which we may be responsible as the successor owner, regardless of fault, negligence, or the legality of the original disposal or release. Moreover, as we integrate a new business, we may discover that required expenses and capital expenditures are greater than anticipated, which would adversely affect our financial results.
We may be unable to manage our growth.
     Any new sustained growth will place a significant strain on our management systems and operational resources. We anticipate that new sustained growth, if any, will require us to recruit, hire and retain new managerial, finance, sales, marketing and operational personnel. We cannot be certain that we will be successful in recruiting, hiring or retaining those personnel. Our ability to compete effectively and to manage our future growth, if any, will depend on our ability to maintain and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage our work force. If we continue to grow, we cannot be certain that our personnel, systems, procedures and controls will be adequate to support our operations.
Our business is capital intensive and may consume cash in excess of cash flow from our operations and borrowings.
     Our ability to remain competitive, sustain our growth and maintain our operations largely depends on our cash flow from operations and our access to capital. We intend to fund our capital needs through our operating cash flow and borrowings under our senior secured credit facilities. We may require additional equity or debt financing to fund our growth and debt repayment obligations.
     As we undertake acquisitions, expand our operations, and deplete capacity in our landfills, our cash expenditures will increase. As a result, working capital levels may decrease and require financing. If we must close a landfill earlier than we currently anticipate, or if we reduce our estimate of a landfill’s remaining available air space, we may be required to incur these cash expenditures earlier than originally anticipated.
     Additionally, we have provided for our liabilities related to our closure and post-closure obligations. In Canada, certain environmental permits, laws and regulations require us to provide financial assurance to governmental agencies, including letters of credit, performance bonds or other means of financial assurance to secure closure and post-closure obligations. Expenditures or required financial assurance for closure and post-closure obligations may increase as a result of any federal, state, provincial or local government regulatory action taken to accelerate such expenditures or to increase the amount of required financial assurance. These factors could substantially increase our cash expenditures and therefore impair our ability to invest in our existing or new facilities.
     We may need to refinance our existing debt obligations to pay the principal amounts due at maturity. In addition, we may need additional capital to fund future acquisitions and the integration of the businesses that we acquire. Our business may not generate sufficient cash flow, we may not be able to obtain sufficient funds to enable us to pay our debt obligations and capital expenditures or we may not be able to refinance on commercially reasonable terms, if at all.
Any failure to maintain the required financial assurance or insurance to support existing or future service contracts may prevent us from meeting our contractual obligations, and we may be unable to bid on new contracts or retain existing contracts resulting in reduced operating revenue and earnings.
     Municipal solid waste services contracts and permits to operate transfer stations, landfills and recycling facilities typically require us to obtain performance bonds, letters of credit or other means of financial assurance to secure our performance of contracts and permit requirements. We satisfy financial assurance requirements by providing performance bonds or letters of credit. Our ability to obtain performance bonds or letters of credit is generally dependent on our creditworthiness. Also, the issuance of letters of credit reduces the availability of our senior secured credit facilities for other purposes. Our bonding arrangements are generally renewed annually. If we are unable to renew our bonding arrangements on favorable terms or at all or enter into arrangements with new surety providers, we would be unable to meet our existing contractual obligations or permit requirements that require the posting of performance bonds, and we would be unable to bid on new contracts. This would reduce our operating revenue and our earnings.
     We are also required to maintain adequate insurance coverage. We carry a broad range of insurance coverage and retain certain insurance exposure that we believe is customary for a company of our size. However, insurance is one of our largest operating costs and includes general liability, automobile physical damage and liability, property, employment practices, pollution, directors and officers, fiduciary, workers’ compensation and employer’s liability coverage, as well as umbrella liability policies to provide excess coverage over the underlying limits contained in our primary general liability, automobile liability and employer’s liability policies. Changes in our operating experience, such as an increase in accidents or lawsuits or a catastrophic loss, could cause our insurance costs to increase significantly or could cause us to be unable to obtain certain insurance. Increases in insurance costs would reduce our operating margins. Changes in our industry and perceived risks in our business could have a similar effect. If our obligations were to exceed our estimates, there could be a material adverse effect on our results of operations.
Our acquisition strategy may be unsuccessful if we are unable to identify and complete future acquisitions or integrate acquired assets or businesses and this subjects us to risks that may have a material adverse effect on our results of operations.
     Part of our strategy to expand our business and increase our revenue and profitability is to pursue the acquisition of landfills and collection assets and businesses. We have identified a number of acquisition candidates, both in the United States and Canada. However, we may not be able to acquire these candidates at prices or on terms and conditions that are favorable to us. Furthermore, we expect to finance future acquisitions through a combination of seller financing, cash from operations, borrowings under our financing facilities or issuing additional equity or debt securities. Our ability to execute our acquisition strategy also depends upon other factors, including our ability to obtain financing on favorable terms, competition for acquisition candidates by other companies in our industry, the successful integration of acquired businesses, the transferability of necessary permits and approvals and our ability to effectively compete in the new markets we enter.
     If we are unable to identify suitable acquisition candidates or successfully complete and integrate acquisitions, we may not realize the expected benefits from our acquisition growth strategy, including any expected benefits from the proposed vertical integration of acquired operations and our existing disposal facilities.

We face competition from large and small solid waste services companies and may be unable to successfully compete with other solid waste companies thereby reducing our operating margins.
     The markets in which we operate are highly competitive and require substantial labor and capital resources. We compete with large, national solid waste services companies as well as smaller regional solid waste services companies. Some of our competitors are better capitalized, have greater name recognition and greater financial, operational and marketing resources than us, or may otherwise be able to provide competing services at a lower price.
     We also compete with operators of alternative disposal facilities and municipalities that maintain their own waste collection and disposal operations. Public sector operators may have financial advantages over us because of their access to user fees and similar charges as well as to tax revenue. Responding to this competition may result in reduced operating margins. Further, competitive pressures may make our internal growth strategy of improving service and increasing sales penetration difficult or impossible to execute.
The termination or non-renewal of existing customer contracts, or the failure to obtain new customer contracts, could result in declining revenue.
     We derive a portion of our revenue from municipal contracts that require competitive bidding by potential service providers. Although we intend to continue to bid on municipal contracts and to re-bid on some of our existing municipal contracts, such contracts may not be maintained or won in the future. We may be unable to meet bonding requirements for municipal contracts at a reasonable cost to us or at all. These requirements may limit our ability to bid for some municipal contracts and may favor some of our competitors. If we are unable to compete successfully for municipal contracts, we may lose important sources of revenue.
     We also derive a portion of our revenue from non-municipal contracts, which generally have a term of one to five years. Some of these contracts permit our customers to terminate them before the end of the contractual term. Any failure by us to replace revenue from contracts lost through competitive bidding, termination or non-renewal within a reasonable time period could result in a decrease in our operating revenue and our earnings.
We depend on third parties for disposal of solid waste and, if we cannot maintain disposal arrangements with them, we could incur significant costs that would result in reduced operating margins.
     We currently deliver a portion of the solid waste we collect to municipally owned disposal facilities and to privately owned or operated disposal facilities. If municipalities increase their disposal rates or if we cannot obtain and maintain disposal arrangements with private owners or operators, we could incur significant additional costs and, if we are not able to pass these cost increases on to our customers because of competitive pressures, then this could result in reduced operating margins.
The loss of our chief executive officer, president and chief operating officer or the failure to attract and retain other key employees could have a material adverse effect on our business.
     Mr. Sutherland-Yoest, our chief executive officer, and Mr. Wilcox, our president and chief operating officer, have substantial experience in our industry. Although we maintain key man life insurance on and have employment agreements with Mr. Sutherland-Yoest and Mr. Wilcox, our business would likely suffer if, for any reason, we lost the services of either Mr. Sutherland-Yoest or Mr. Wilcox. Furthermore, our performance is substantially dependent on the performance of our team of executive officers and key employees. If we fail to attract, assimilate or retain highly qualified managerial personnel or other key employees, our business could be materially adversely affected.
Labor unions may attempt to organize our non-unionized employees, which may result in increased operating expenses.
     Approximately 47% of our employees in Canada have chosen to be represented by unions, and we have negotiated collective bargaining agreements with them. None of our employees in the United States are currently covered by collective bargaining agreements. Labor unions may make attempts to organize our non-unionized employees. The negotiation of any collective bargaining agreement could divert management’s attention away from other business matters. If we are unable to negotiate acceptable collective bargaining agreements, we may have to wait through “cooling-off” periods, which are often followed by union-initiated work stoppages, including strikes. Unfavorable collective bargaining agreements, work stoppages or other labor disputes may result in increased operating expenses and reduced operating revenue.
We have not reported net income the past five years and may not report net income in the future.
     We have not reported net income the past five years and may not report net income in the future. As of September 30, 2006, we reported an accumulated deficit of approximately $192.9 million. There can be no assurance we will be able to report net income in the future. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future.
A general downturn in U.S. or Canadian economic conditions may reduce our business prospects and decrease our revenues and cash flows.
     Our business is affected by general economic conditions. Any extended weakness in the U.S. or Canadian economy could reduce our business prospects and could cause decreases in our revenues and operating cash flows. In addition, in a down-cycle economic environment, we would likely experience the negative effects of increased competitive pricing pressure and customer turnover.
     Additionally, our U.S. operations are geographically concentrated in Florida and the southwest United States. Our Canadian operations are located in British Columbia, Alberta, Saskatchewan and Ontario, although the bulk of our operations are located in Ontario. An economic downturn or other adverse event in any of these geographic areas could adversely affect our operations and business prospects.
Changes in interest rates may affect our profitability.
     Our acquisition strategy could require us to incur substantial additional indebtedness in the future, which will increase our interest expense. Further, to the extent that these borrowings are subject to variable rates of interest, increases in interest rates will increase our interest expense, which will affect our profitability. As of the date of this prospectus, we had long-term debt of approximately $322.0 million, of which approximately $160.3 million bears interest at a floating rate. If interest rates were to change by 100 basis points or 1%, this would result in a corresponding change of approximately $1.6 million in annual interest charges. This does not take into account any interest rate compounding or hedge agreements that may impact various debt components differently.
Our operating margins and profitability may be negatively impacted by increased fuel and energy costs.
     The price and supply of fuel is unpredictable and fluctuates based on events beyond our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. We will from time to time attempt to offset increased fuel costs through the implementation of fuel surcharges. However, we may not always be able to pass through all of the increased fuel costs due to the terms of certain customers’ contracts and market conditions. Fluctuations in fuel costs could affect our operating expenses and results. Sustained increases in such costs, which we are unable to pass on to our customers because of competitive pressures or contractual limitations, could lower our operating margins and negatively impact our profitability.
The industry in which we operate is affected by the weather, is seasonal and decreases in revenue during winter months, which may have an adverse effect on our results of operations, particularly for our Canadian operations.
     Our operating revenue may be affected by the weather and tends to be somewhat lower in the fall and winter months for our Canadian operations, reflecting the lower volume of solid waste generated during those periods. Our first and fourth quarter results typically reflect this seasonality. In addition, particularly harsh weather conditions, including hurricanes in Florida and Texas and heavy snow and ice storms in Canada, may result in temporary slowdowns or suspension of certain of our operations or higher labor and operational costs, any of which could have a material adverse effect on our results of operations. Due to these and other factors, operating results in any interim period are not necessarily indicative of operating results for an entire year, and operating results for any historical period are not necessarily indicative of operating results for a future period.

We may detect material weaknesses in our internal controls.
     In the course of our evaluation and testing of internal controls, we may identify areas for improvement in the documentation, design and effectiveness of our internal controls, and these areas of improvement may be material. We believe our internal control system as currently documented and functioning is adequate to provide reasonable assurance over our internal controls. Nevertheless, because of the inherent limitation in administering a cost effective control system, misstatements due to error or fraud may occur and not be detected. Breakdowns in our internal controls and procedures could occur in the future, and any such breakdowns could have an adverse effect on us. We cannot assure you that we will not disclose material weaknesses we discover in the course of our testing. Any disclosure of that type may result in a material decline in the trading price of our common stock.
Our Canadian operations subject us to currency translation risk, which could cause our results to fluctuate significantly from period to period.
     A portion of our operations are domiciled in Canada. As a result, we translate the results of our operations and financial condition of our Canadian operations into U.S. dollars. Therefore, our reported results of operations and financial condition are subject to changes in the exchange relationship between the two currencies. For example, as the relationship of the Canadian dollar strengthens against the U.S. dollar, our revenue is favorably affected and conversely our expenses are unfavorably affected. Assets and liabilities of Canadian operations have been translated from Canadian dollars into U.S. dollars at the exchange rates in effect at the relevant balance sheet date, and revenue and expenses of Canadian operations have been translated from Canadian dollars into U.S. dollars at the average exchange rates prevailing during that period. Unrealized gains and losses on translation of the Canadian operations into U.S. dollars are reported as a separate component of shareholders’ equity and are included in comprehensive income (loss). Separately, monetary assets and liabilities denominated in U.S. dollars held by our Canadian operation are re-measured from U.S. dollars into Canadian dollars and then translated into U.S. dollars. The effects of re-measurement are reported currently as a component of net income (loss). Currently, we do not hedge our exposure to changes in foreign exchange rates.
Changes to patterns regarding disposal of waste could adversely affect our results of operations by reducing the volume of waste available for collection and disposal and thus reducing our earnings.
     Waste reduction programs may reduce the volume of waste available for collection and disposal in some areas where we operate. Some areas in which we operate offer alternatives to landfill disposal, such as recycling and composting. In addition, state, local, and provincial authorities increasingly mandate recycling and waste reduction at the source and prohibit the disposal of certain types of waste, such as yard waste, at landfills. Any significant adverse change in regulation or patterns regarding disposal of waste could have a material adverse effect on our earnings by reducing the level of demand for our services, resulting in decreased revenue and the earnings we are able to generate.
Limits on export of waste and any disruptions to the flow of waste may adversely affect our results of operations by increasing our costs of disposal.
     There is limited disposal capacity available in Ontario, Canada, a market in which we have significant operations. As a result, a significant portion of the non-hazardous solid waste collected in Ontario is transported to sites in the United States for disposal. Disruptions in the cross-border flow of waste, or periodic closures of the border to solid waste, would cause us to incur more costs due to the increased time our trucks may be required to spend at border check-points or increased processing or sorting requirements. Additionally, our trucks may be required to travel further to dispose of their waste in other areas of Ontario. Disruptions in the cross-border flow of waste could also result in a lack of disposal capacity available to our Ontario market at a reasonable price or at all. These disruptions could have a material adverse effect on our operating results by increasing our costs of disposal in the Ontario market and thereby decreasing our operating margins and could result in the loss of business to competitors with more favorable disposal options. Likewise, similar disruptions in the flow of wastes between other states, counties, provinces and municipalities in which we serve customers may also materially and adversely affect our operating results.

Risks Relating to Our Common Stock and This Offering
The market price of our common stock may fluctuate in response to market and other factors, which could depress the market price of our common stock or result in substantial losses for investors purchasing shares of our common stock in an offering.
     The market price of our common stock may fluctuate in response to market and other factors, including the following, some of which are beyond our control:
•	variations in our quarterly operating results from the expectations of securities analysts or investors;

•	downward revisions in securities analysts’ estimates or changes in general market conditions;

•	announcements of new services by us or our competitors;

•	announcement by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	investor perception of our industry or our prospects;

•	insider selling or buying;

•	regulatory developments affecting our industry; and

•	general economic trends.
     You may not be able to resell your shares of our common stock at or above the price at which you purchased them, or at all, which could cause you to lose some or all of your investment. Moreover, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If we became involved in securities class action litigation in the future, it could result in substantial costs and diversion of our management’s attention and resources and could harm our stock price, business, financial condition and results of operations.
Our common stock has had limited trading volume and, as a result, you may be unable to sell your shares of our common stock when you desire or at the price you desire.
     Our common stock, which trades on the Nasdaq Global Market, does not have substantial trading volume. During the trailing twelve months, the average daily trading volume of our common stock was approximately 73,000 shares, which represents less than one percent of our outstanding shares of common stock. As a result, relatively small trades of our common stock may have a significant impact on the price of our common stock and, therefore, may cause the trading price of our common stock to be volatile. In addition, because of the limited trading volume in our common stock, you may be unable to sell your shares of our common stock when you desire or at the price you desire. Moreover, the inability to sell your shares in a declining market because of such illiquidity or at a price you desire may substantially increase your risk of loss.
The perception that a large block of our common stock may be sold could have a material adverse effect on the price of our stock.
     We are registering for resale by the selling stockholders 16,616,547 shares of our common stock, which is approximately 36.2% of our outstanding shares of common stock (assuming the exchange of all of the then outstanding exchangeable shares issued by Waste Services (CA), Inc.). Sales of our common stock by the selling stockholders, or the perception that such sales might occur, could have a material adverse effect on the price of our common stock and also impair our ability to obtain capital through future offerings of equity securities.

We have not previously paid dividends on our common stock, and we do not anticipate doing so in the foreseeable future; thus, any return on your investment in our common stock will depend on the market price of our common stock.
     We have not in the past paid any dividends on our common stock and do not anticipate that we will pay any dividends on our common stock in the foreseeable future. Our ability to pay dividends on our common stock is restricted by the terms of the indenture governing our 9 1/2% senior subordinated notes due 2014 and our senior secured credit facilities. Any future decision to pay a dividend on our common stock and the amount of any dividend paid, if permitted, will be made at the discretion of our board of directors. As a result, any return on your investment in shares of our common stock will depend on the market price of our common stock.
Provisions in our amended and restated certificate of incorporation and the indenture governing our 9 1/2% senior subordinated notes due 2014, as well as provisions under Delaware law, may inhibit a takeover of our company.
     Under our amended and restated certificate of incorporation, our board of directors is authorized to issue shares of our common or preferred stock without the approval of our stockholders. Issuance of these shares could make it more difficult to acquire our company without the approval of our board of directors as more shares would have to be acquired to gain control. Our amended and restated certificate of incorporation also divides our board of directors (except for any directors elected by stockholders of a series of our preferred stock) into three classes serving three-year staggered terms; such a “classified” board of directors has the effect of making it more difficult for our stockholders to change the composition of our board.
     In addition, upon a change of control of our company, each holder of our 9 1/2% senior subordinated notes due 2014 may require us to purchase all or a portion of that holder’s notes at a purchase price equal to 101% of the aggregate principal amount of that holder’s notes together with accrued and unpaid interest, if any, to the date of purchase. Also, Delaware law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.
     These provisions may deter hostile takeover attempts that could result in an acquisition of us that would have been financially beneficial to our stockholders.

USE OF PROCEEDS
     All of the shares of our common stock are being sold by the selling stockholders. We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders.

SELLING STOCKHOLDERS
     The following table provides information regarding the selling stockholders and the number of shares of common stock they are offering. Under the rules of the Securities and Exchange Commission, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. The tabular information below assumes that all the shares of common stock being offered pursuant to the Registration Statement of which this prospectus is a part are sold to third parties. The tabular information below further assumes that all other shares held by the selling stockholders are sold. However, because the selling stockholders may offer all or a portion of the shares covered by this prospectus at any time and from time to time hereafter, the exact number of shares that each selling stockholder may retain after completion of the offering cannot be determined at this time. The last two columns of this table assume that all shares covered by this prospectus and all other shares held by the selling stockholders will be sold by the selling stockholders to third parties, and that in the interim no additional shares of common stock are bought or sold by the selling stockholders. Information concerning the selling stockholders may change from time to time and, to the extent required, will be set forth in supplements or amendments to this prospectus. Shares of common stock subject to warrants and options that are currently exercisable or will become exercisable within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding the warrants and options but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
     Unless otherwise indicated in the footnotes below, we believe that the persons and entities named in the table will have sole voting and investment power with respect to all shares beneficially owned. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by each of the selling stockholders. The percentage ownership data is based on 45,962,083 shares of our common stock issued and outstanding as of December 21, 2006. Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of December 21, 2006 count as outstanding for computing the percentage beneficially owned by the person holding these options or warrants.
     The shares of common stock covered by this prospectus may be sold by the selling stockholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their shares or by other successors in interest. We are registering the shares of our common stock for resale by the selling stockholders defined below.

		Numbers of Shares		Number of Shares
		Beneficially Owned		Beneficially Owned	Percentage	Percentage
Name	Offering	before Offering(1)		After Offering	Before(2)	After(2)
Westbury (Bermuda) Limited	5,263,158	12,116,482	(3)	0	25.90%	0%
Prides Capital Fund I, L.P.	1,736,843	5,853,375	(4)	0	12.73%	0%
Kelso Investment Associates VI, L.P.	2,894,737	5,278,070	(5)	0	10.92%	0%
KEP VI, LLC	2,894,737	5,278,070	(5)	0	10.92%	0%
Michael G. DeGroote	968,310	968,310	(6)	0	2.10%	0%
Frank Ward, Sr.	409,373	415,623	(8)	0	*	0%
Earth Resource Management, Inc.	302,623	302,623		0	*	0%
National City Bank	275,762	275,762		0	*	0%
George O. Moorehead	234,028	234,028		0	*	0%
Joseph E. LoConti	223,319	223,319		0	*	0%

		Numbers of Shares		Number of Shares
		Beneficially Owned		Beneficially Owned	Percentage	Percentage
Name	Offering	before Offering(1)		After Offering	Before(2)	After(2)
Daniel J. Clark	208,179	208,179		0	*	0%
Frank Ward, Jr.	127,250	133,500	(8)	0	*	0%
George Ward	127,250	342,581	(8)	0	*	0%
Christopher M. Valerian	113,552	113,552		0	*	0%
Douglas R. Gowland	111,660	111,660		0	*	0%
Patricia A. Skoda Revocable Trust	92,822	92,822		0	*	0%
R Group Management Ltd	88,231	88,231		0	*	0%
Highland Holdings, Inc.	69,270	69,270		0	*	0%
Andrew B. Zelenkoske	54,884	54,884		0	*	0%
Gregory J. Skoda Revocable Trust	46,704	46,704		0	*	0%
Roswell P. Ellis	33,003	33,003		0	*	0%
Edward F. Feighan	33,003	33,003		0	*	0%
Charles D. Hamm, Jr.	33,003	33,003		0	*	0%
Robert Ward	31,782	31,911		0	*	0%
Victoria Camalick	31,782	31,827		0	*	0%
Cynthia Fifer	31,782	31,782		0	*	0%
William P. Hulligan	25,000	231,698	(7)	0	*	0%
Felicia P. Young	24,752	24,752		0	*	0%
George and Nancy Moorehead Charitable Remainder Trust	22,117	22,117		0	*	0%
Robert J. Ciofani	16,501	16,501		0	*	0%
Joseph E. Rutigliano	16,501	16,501		0	*	0%
Joseph A. LoConti	16,501	16,501		0	*	0%
Anna Marie Minotti	16,501	16,501		0	*	0%
Michael R. Milazzo	13,751	13,751		0	*	0%
Mathew Carmody	12,774	12,774		0	*	0%
Robert A. Ranallo	8,251	8,251		0	*	0%
Gertrude Ward	3,138	3,138		0	*	0%
Michael Trabert	2,063	2,063		0	*	0%
Patrick T. Carney	1,650	1,650		0	*	0%

*	Less than one percent (1%)

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of December 21, 2006 count as outstanding for computing the percentage beneficially owned by the person holding these options or warrants.

(2)	Percentages based upon 45,962,083 shares of common stock outstanding as of December 21, 2006, which includes 2,103,477 shares of common stock issuable on the exercise of exchangeable shares of Waste Services (CA) Inc. not owned directly or indirectly by us.

(3)	Consists of 11,288,705 shares of common stock and 827,777 shares of common stock issuable upon the exercise of warrants. The stockholder of Westbury (Bermuda) Limited is Westbury Trust. The trustees of Westbury Trust are

Robert Martyn, Gary W. DeGroote and Rick Burdick. The address for Westbury (Bermuda) Limited is Victoria Hall, 11 Victoria Street, P.O. Box HM 1065, Hamilton, Bermuda, HMEX.
(4)	Based on information contained in a Schedule 13D filed with the Securities Exchange Commission by Prides Capital Partners, LLC on November 13, 2006. Includes 1,736,843 shares of common stock held by Prides Capital Fund I, L.P. and 4,104,032 shares of common stock held by Prides Capital Partners, LLC. The principal business office of Prides Capital Partners, LLC is 200 High Street, Suite 700, Boston MA 02110. Includes 12,500 shares issuable upon the exercise of warrants.

(5)	Includes shares of common stock held by: (i) Kelso Investment Associates VI, L.P., a Delaware limited partnership or KIA VI, and (ii) KEP VI, LLC or KEP VI., KIA VII, and KEP VI, due to their common control, each could be deemed to beneficially own each of the other’s shares. Also includes 2,145,000 shares of common stock issuable upon the exercise of warrants issued to Kelso Investment Associates VI, L.P. and 238,333 shares of common stock issuable upon the exercise of warrants issued to KEP VI. Each of KIA VII and KEP VI disclaim such beneficial ownership. Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Connors may be deemed to share beneficial ownership of shares of common stock owned of record by virtue of their status as managing members of KEP VI and of Kelso GP VI, LLC, a Delaware limited liability company, the principal business of which is serving as the general partner of KIA VI. Each of Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Connors share investment and voting power with respect to the ownership interests owned by KIA VII and KEP VI but disclaim beneficial ownership of such interests. The address of Kelso & Company, L.P. is 320 Park Avenue, 24th Floor, New York, New York, 10022.

(6)	Includes 88,028 shares issuable upon the excerise of warrants.

(7)	Includes 33,366 shares of common stock, 6,666 shares of common stock issuable upon the exercise of warrants, and 166,666 shares of common stock issuable upon the exercise of options.

(8)	Includes 6,250 shares issuable upon the exercise of warrants.

PLAN OF DISTRIBUTION
     We are registering the shares of our common stock on behalf of the selling stockholders. The selling stockholders may offer their shares of our common stock at various times in one or more of the following transactions:
•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	a sale to one or more underwriters for resale to the public or to institutional investors in one or more transctions;

•	a block trade in which a selling stockholder will engage a broker-dealer as agent, who will then attempt to sell the common stock, or position and resell a portion of the block, as principal, in order to facilitate the transction;

•	in privately negotiated transactions;

•	derivative transactions with third parties;

•	other hedging transactions, whereby a selling stockholder may:
(i) enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of the common stock pursuant to this prospectus, in which case such broker-dealer of affiliate may use shares of common stock received from the selling stockholders to close out its short positions;
(ii) sell common stock, short itself and redeliver such shares to close out its short positions;
(iii) enter into option or other types of transactions that require the selling stockholder to deliver common stock to a broker- dealer or an affiliate thereof, who will then resell or transfer the common stock under this prospectus; or
(iv) loan or pledge the common stock to a broker-dealer or an affiliate thereof, who may sell the loaned shares or, in an event or default in the case of a pledge, sell the pledged shares pursuant to this prospectus
•	a combination of these methods of sale; and

•	any other method permitted pursuant to applicable law.
     The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices or at fixed prices. Pursuant to Rule 144 of the Securities Act, the selling stockholders may be deemed to be control parties and we believe that the sale to the public by the selling stockholders of the shares of common stock we are registering will be governed by the requirements of Rule 144. The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents. If the shares are sold through one or more underwriters, any underwriting compensation paid to underwriters or agents in connection with the sale and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable prospectus supplement.
     The selling stockholders, which as used herein includes donees, pledges, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
     The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledges or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledge, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledges or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.
     To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer and any other material facts related to the transaction (including any underwriting agreement to which we become a party) will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
     In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
     In connection with any offering pursuant to the shelf registration statement of which this prospectus is a part, an underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.
•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price.
•	Over-allotment involves sales by an underwriter of shares in excess of the number of shares an underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by an underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. An underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market.
•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, an underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If an underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if an underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.
     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. We and the selling stockholders may indemnify any underwriter or broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
     The registration rights agreements (the “Private Placement Registration Rights Agreements”) we entered into with each of Westbury (Bermuda) Limited, Prides Capital Fund I, L.P., Kelso Investment Associates VI, L.P. and KEP VI, LLC (collectively, the “Private Placement Selling Stockholders”) require that we use our reasonable best efforts to keep the registration statement of which this prospectus is a part continuously effective until the earliest of such time as all of the shares of common stock registered hereunder on their behalf (i) have been sold or otherwise transferred pursuant to the registration statement of which this prospectus is a part, (ii) have been sold pursuant to Rule 144 or (iii) two years from the date upon which the registration statement of which this prospectus is a part is declared effective under the Securities Act. Notwithstanding the foregoing, we may postpone the use of this prospectus for a period not to exceed sixty (60) consecutive trading days if our Board of Directors determines in good faith to do so because of valid business reasons.
     Under the Private Placement Registration Rights Agreements, all expenses other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications, including without limitation all registration, filing and qualification fees, printers’ fees, fees and expenses of counsel and accountants for the Company and the reasonable fees and disbursements of counsel for the Private Placement Selling Stockholders, shall be borne by the Company. Each of the Private Placement Selling Stockholders has severally agreed to indemnify us and our respective directors, officers and controlling persons, and we have agreed to indemnify each of the Private Placement Selling Stockholders and each of their respective directors, officers and controlling persons against, and in certain circumstances to provide contribution with respect to, specific liabilities in connection with the offer and sale of the common stock offered hereby, including liabilities under the Securities Act.
     The registration rights agreement (the “R Group Registration Rights Agreement”) we entered into with R Group Management Ltd. requires that we keep the registration statement of which this prospectus is a part continuously effective until the earliest of such time as all of the shares of common stock registered hereunder on its behalf and on behalf of its assignees (i) have been sold or otherwise transferred pursuant to the registration statement of which this prospectus is a part or (ii) six months from the date upon which the registration statement of which this prospectus is a part is declared effective under the Securities Act.
     Under the R Group Registration Rights Agreement, all expenses other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications, including without limitation all registration, filing and qualification fees, printers’ fees, fees and expenses of counsel and accountants for the Company and the reasonable fees and disbursements of counsel for R Group Management, shall be borne by the Company. R Group Management and we have agreed to indemnify each other and our respective directors, officers and controlling persons against, and in certain circumstances to provide contribution with respect to, specific liabilities in connection with the offer and sale of the common stock offered hereby, including liabilities under the Securities Act.

     The registration rights agreement (the “DeGroote Registration Rights Agreement”) we entered into with Michael G. DeGroote requires that we keep the registration statement of which this prospectus is a part continuously effective until the earliest of such time as all of the shares of common stock registered hereunder on his behalf (i) have been sold or otherwise transferred pursuant to the registration statement of which this prospectus is a part or (ii) one year from the date upon which the registration statement of which this prospectus is a part is declared effective under the Securities Act. Notwithstanding the foregoing, we may postpone the use of this prospectus if our Board of Directors determines in good faith to do so because of valid business reasons.
     Under the DeGroote Registration Rights Agreement, all expenses other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications, including without limitation all registration, filing and qualification fees, printers’ fees, fees and expenses of counsel and accountants for the Company and the reasonable fees and disbursements of counsel for Mr. DeGroote, shall be borne by the Company. Mr. DeGroote and we have agreed to indemnify each other and our respective directors, officers and controlling persons against, and in certain circumstances to provide contribution with respect to, specific liabilities in connection with the offer and sale of the common stock offered hereby, including liabilities under the Securities Act.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and may supersede the information in this prospectus and information previously filed with the SEC. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities that may be offered by this prospectus are sold (other than those furnished pursuant to Item 2.02 or 7.02 on Form 8-K):
•	our Annual Report on Form 10-K for the year ended December 31, 2005 filed on March 14, 2006;
•	our Quarterly Reports on Form 10-Q for the three-months ended March 31, 2006 (filed on April 28, 2006), the three months ended June 30, 2006 (filed on August 1, 2006), and the three months ended September 30, 2006 (filed on November 9, 2006); and
•	our Current Reports on Form 8-K dated February 6, 2006 (filed on February 7, 2006), March 31, 2006 (filed on April 5, 2006), April 13, 2006 (filed on April 18, 2006), May 15, 2006 (filed on May 17, 2006), May 23, 2006 (filed on May 23, 2006), June 5, 2006 (filed on June 6, 2006), June 15, 2006 (filed on June 20, 2006), June 30, 2006 (filed on July 5, 2006), June 30, 2006 (filed on July 25, 2006), August 17, 2006 (filed on August 18, 2006), September 30, 2006 (filed on November 8, 2006), October 23, 2006 (filed on October 23, 2006), November 8, 2006 (filed on November 9, 2006), November 27, 2006 (filed on November 28, 2006), November 9, 2006 (filed on December 7, 2006), and December 15, 2006 (filed on December 19, 2006).
     You may review these filings, at no cost, over the Internet at our website at www.wasteservicesinc.com, or request a free copy of any of these filings by writing or calling us at the following address:
Waste Services, Inc.
1122 International Blvd., Suite 601
Burlington, Ontario, Canada L7L 6Z8
Attention: Corporate Secretary
Telephone: (905) 319-1237
     This prospectus does not incorporate information from our website, and you should only rely on our website in determining whether to invest in our common stock.

LEGAL MATTERS
     The validity of the issuance of the shares of common stock offered described herein will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP, Washington, D.C. Rick L. Burdick, a partner of Akin Gump Strauss Hauer & Feld LLP, is a trustee of Westbury Trust, the sole stockholder of Westbury (Bermuda) Limited, one of the selling stockholders.
EXPERTS
     The consolidated financial statements of Waste Services, Inc. as of December 31, 2005 and 2004 and for each of the two years in the period ended December 31, 2005 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.
     The consolidated financial statements of Waste Services, Inc. for the year ended December 31, 2003 incorporated by reference in this prospectus have been audited by BDO Dunwoody LLP, an independent registered public accounting firm, to the extent set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

16,616,547 Shares
Common Stock

PROSPECTUS

December 21, 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
     The following is a statement of estimated expenses in connection with the registration of the securities to be offered from time to time by us and by the selling stockholders, other than underwriting fees, discounts and commissions. We have paid or will pay all expenses related to the registration of the shares of our common stock owned by the selling stockholders; provided, that we will not pay any underwriting fees, discounts or commissions in connection with such registration.

Securities and Exchange Commission filing fee	$17,620
Legal fees and expenses*	$25,000
Transfer agent and registrar fees*	$5,000
Accounting fees and expenses*	$25,000
Printing, postage and miscellaneous*	$7,500

Total	$80,120

*	Estimated
Item 15. Indemnification of Directors and Officers.
     Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
     Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
     Section 145 of the DGCL further provides, among other things, that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under the DGCL.
     The indemnification and related provisions set forth in Article VII of our amended and restated certificate of incorporation are substantially identical to the provisions of the DGCL described above and otherwise set forth in Section 145 of the DGCL. Our directors and officers are insured under policies of insurance maintained by us, subject to the limits of the policies, against certain losses arising from any claims made against them by reason of being or having been a director or officer of our company.
     In addition, we have entered into indemnity agreements with our directors and executive officers, under which we have agreed to use our commercially reasonable best efforts to maintain in effect directors’ and officers’ liability insurance comparable to that currently in effect, unless such insurance is not reasonably available or, in the reasonable business judgment of our board of directors, there is insufficient benefit to us from such insurance. The indemnity agreements also provide that we will, to the maximum extent permitted by law, indemnify each director and executive officer against any costs and expenses, attorneys’ fees, judgments, punitive or exemplary damages, fines, excise taxes or amounts paid in settlement incurred in connection with any claim involving him by reason of his position as a director or executive officer that are in excess of the coverage provided by any such insurance, provided that he meets certain minimum standards of conduct.
     Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit.
     Article VII, Section 7.01 of our amended and restated certificate of incorporation states that:
     The directors of the Corporation shall be entitled to the benefits of all limitations on the liability of directors generally that are now or hereafter become available under the DGCL. Without limiting the generality of the foregoing, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, or (d) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article VII, Section 7.01 shall be prospective only, and shall not affect, to the detriment of any director, any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.
Item 16. Exhibits.
     See Exhibit Index attached hereto and incorporated by reference.
Item 17. Undertakings.
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”).
ii.	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.
Provided, however, that:
(a) Paragraphs (1)(i) and (1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in the registration statement; and
(b) Paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(c) Provided further, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 or Form S-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.
(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of a registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered herein, such registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(5) That, for the purpose of determining liability under the Securities Act to any purchaser:
     (i) If the registrant is relying on Rule 430B:
(a) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(b) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
(c) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(7) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(8) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant under the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(9) The Registrant hereby undertakes that:
(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burlington, Providence of Ontario, on December 21, 2006.

WASTE SERVICES, INC.
By:	/s/ David Sutherland-Yoest
David Sutherland-Yoest
Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY
     Each person whose signature appears below hereby constitutes and appoints David Sutherland-Yoest, Brian A. Goebel and Ivan R. Cairns, and each of them, his true and lawful attorney-in-fact and agent, with full powers of substitution, for him and in his name, place and stead, in any and all capacities, (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed under Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed under Rule 462(b) under the Securities Act of 1933, as amended and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David Sutherland-Yoest David Sutherland-Yoest	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	December 21, 2006

/s/ Brian A. Goebel Brian A. Goebel	Vice President, Corporate Controller and Acting Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer)	December 21, 2006

Gary W. DeGroote	Director

/s/ Michael B. Lazar Michael B. Lazar	Director	December 21, 2006

/s/ George E. Matelich George E. Matelich	Director	December 21, 2006

Charlie McCarthy	Director

Signature	Title	Date
Lucien Rémillard	Director

/s/ Jack E. Short Jack E. Short	Director	December 21, 2006

/s/ Wallace L. Timmeny Wallace L. Timmeny	Director	December 21, 2006

/s/ Michael. J. Verrochi Michael J. Verrochi	Director	December 21, 2006

EXHIBIT INDEX

Exhibit	Description
2.1
Plan of Arrangement under Section 182 of the Business Corporations Act (Ontario) (filed as Exhibit 2.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the Commission on March 16, 2005 and incorporated herein by reference)

4.1
Preferred Subscription Agreement dated as of May 6, 2003, among Waste Services, Inc., Capital Environmental Resource Inc., Kelso Investment Associates VI, L.P. and KEP VI LLC (filed as Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 filed with the Commission on July 15, 2003 and incorporated by reference herein)

4.2
Amending Agreement No. 1 to Preferred Subscription Agreement dated as of February 13, 2003, among Waste Services, Inc., Capital Environmental Resource Inc., Kelso Investment Associates VI, L.P. and KEP VI, LLC (filed as Exhibit 4.1 to the Company’s Current Report on Form 6-K filed with the Commission on February 26, 2004and incorporated by reference herein)

4.3
Amending Agreement No. 2 to Preferred Subscription Agreement dated June 8, 2004 (Incorporated by reference to Exhibit 4.1 to Form 8-K (No. 00-25955) filed June 9, 2004) (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Commission on June 9, 2004 and incorporated by reference herein)

4.4
Agreement effective as of December 28, 2005 between Waste Services, Inc. and Kelso Investment Associates VI, L.P. and KEP VI, LLC (filed as Exhibit 4.4 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the Commission on March 14, 2006 and incorporated by reference herein)

4.5
Form of Warrants to Purchase Common Stock by and between the Company and certain investors (filed as Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 filed with the Commission on July 15, 2003 and incorporated by reference herein)

4.6
Warrant Agreement dated as of May 6, 2003, between Waste Service Inc., and certain holders of the Preferred Stock (filed as Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 filed with the Commission on July 15, 2003 and incorporated by reference herein)

4.7
Warrant, dated July 27, 2001 issued by us to David Sutherland-Yoest (filed as Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001 filed with the Commission on July 12, 2002 and incorporated by reference herein)

4.8
Form of Warrant to Purchase Common Shares by and between Capital Environmental Resource Inc. and certain investors (filed as Exhibit 4.4 to the Company’s Current Report on Form 8-K filed with the Commission on May 10, 2004 and incorporated by reference herein)

4.9
Support Agreement among Waste Services, Inc. Capital Environmental Resource Inc. (filed as Exhibit 4.9 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed with the Commission on March 16, 2004 and incorporated by reference herein)

4.10
Support Agreement dated July 31, 2004, among Waste Services, Inc. and Michael DeGroote (filed as Exhibit 10 to the Company’s Current Report on Form 8-K filed with the Commission on March 16, 2004 and incorporated by reference herein)

4.12
Indenture with respect to the 9 1/2% Senior Subordinated Notes due 2014 of the Company, dated as of April 30, 2004, by and among the Company, the guarantors party thereto and Wells Fargo Bank, Association, as trustee (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the Commission on May 10, 2004 and incorporated herein by reference)

4.13
Supplemental Indenture, dated as of August 8, 2005, to the Notes Indenture, by and among Sanford Recycling and Transfer, Inc., the Company, the other guarantors party thereto and Wells Fargo Bank, Association, as trustee (filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-4 filed with the Commission on August 11, 2005 and incorporated herein by reference)

Exhibit	Description
4.14
Supplemental Indenture, dated as of November 29, 2005, to the Notes Indenture, by and among WSI Waste Services of Texas, LP, the Company, the other guarantors party thereto and Wells Fargo Bank, Association, as trustee (filed as Exhibit 4.11 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the Commission on March 14, 2006 and incorporated herein by reference)

4.15	Form of 9 1/2% Senior Subordinated Note due 2014 of the Company (included as part of Exhibit 4.6)
4.16
Amended and Restated Credit Agreement, dated as of April 30, 2004, by and among Capital Environmental Resource Inc., the Company, the several lenders from time to time parties thereto, Lehman Brothers Inc., as Arranger, CIBC World Markets Corp., as Syndication Agent, Bank of America, N.A., as Documentation Agent, Canadian Imperial Bank of Commerce, as Canadian Agent, and Lehman Commercial Paper Inc., as Administrative Agent (the “Amended and Restated Credit Agreement”) (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Commission on May 10, 2004 and incorporated herein by reference)

4.17
Supplemental Indenture dated as of May 12, 2006 to the Note Indenture among Liberty Waste, LLC, Waste Services, Inc., the other guarantors and Wells Fargo Bank Association, as Trustee. (filed as Exhibit 4.16 to the Company’s 10-Q filed with the Commission on August 1, 2006)

4.18
Supplemental Indenture dated as of June 30, 2006 to the Note Indenture among Sun Country Materials, LLC, Waste Services, Inc., the other guarantors and Wells Fargo Bank Association, as Trustee. (filed as Exhibit 4.18 to the Company’s 10-Q filed with the Commission on August 1, 2006)

4.19
Supplemental Indenture dated as of June 30, 2006 to the Note Indenture among Taft Recycling, Inc., Waste Services, Inc., the other guarantors and Wells Fargo Bank Association, as Trustee (filed as Exhibit 4.17 to the Company’s 10-Q filed with the Commission on August 1, 2006)

5.1*	Opinion of Akin Gump Strauss Hauer & Feld LLP
10.1
Standby Purchase Agreement dated as of September 30, 2004 between Waste Services, Inc. and Michael DeGroote (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Commission on October 5, 2004 and incorporated by reference herein)

23.1*	Consent of Akin Gump Strauss Hauer & Feld LLP (included as part of Exhibit 5.1)
23.2*	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm for the Company for the fiscal years ended December 31, 2005 and December 31, 2004
23.3*	Consent of BDO Dunwoody LLP, Independent Registered Public Accounting Firm for the Company for the fiscal year ended December 31, 2003
24.1*	Powers of Attorney of Directors and Officers of the registrant (included on Registration Statement Signature Page)

*	Filed herewith.